SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

O MUNDO É DOS NETS.

Earnings Release

2Q09

IR Contact

(5511) 2111-2721 | ri@netservicos.com.br | http://ri.netservicos.com.br

Latibex Índice de Ações com Tag Along Diferenciado ITAG Índice de Ações com Governança Corporativa Diferenciada IGC NASDAQ NET4 NOVO MERCADO

NETC4: R$ 20.77/share (Bovespa)
NETC: US$ 10.81/ADR (Nasdaq)
XNET: EUR 7.62/share (Latibex)
Total Sahres: 342,963,601
Market Capitalization: R$ 7.1 billion
Closing price: 07/21/2009

2Q09 Earnings Release

São Paulo, July 22, 2009 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; NASDAQ: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), today announces its results for the second quarter of 2009 (“2Q09”).

Except where stated otherwise, the following financial and operating information is in accordance with Brazilian corporate legislation (“BR GAAP”) on a consolidated, pro-forma and unaudited basis, including the operating and financial results of BIGTV as of December 29, 2008, however the financial and operating results do not include the acquisition of ESC 90’s operations on June 30, 2009. Financial information according to US GAAP is shown in the footnotes. The differences between the figures in BR GAAP and US GAAP can be explained by the 25% depreciation in the average exchange rate of the Brazilian Real against the US Dollar comparing 2Q08 to 2Q09, taking into account the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Results	2Q09	2Q08	2Q08 x 2Q09
(R$ million, excepted otherwise indicated)

Net Revenue	1,101	891	24%
EBITDA(a)	287	232	24%
EBITDA Margin	26%	26%
Net Income	130	28	361%

Net Debt	1,120	465	141%
Net Debt / EBITDA (last 12 months)	1.02 x	0.53 x
Net Debt / EV(b)	0.15 x	0.06 x
Operating Highlights
Homes Passed (thousand)	10,422	9,326	12%
Bidirectional Homes Passed (thousand)	7,977	6,767	18%
Pay TV Client base (thousand)
Connected Clients	3,480	2,709	28%
Penetration over Homes Passed	33%	29%
Churn Rate – last 12 months	15.5%	15.4%
Digital	952	730	30%
Broadband Client Base (thousand)
Connected Clients	2,605	1,798	45%
Penetration over Bidirectional Homes Passed	33%	27%
Churn Rate – last 12 months	20.0%	17.9%
Voice Service Client Base (thousand)
Connected Clients	2,286	1,116	105%
Revenue Generating Units(c) (thousand)	9,323	6,354	47%
Client ARPU (R$/households) (d)	132.54	134.87	-2%

(a)	EBITDA does not represent an accounting item or cash flow for the periods in question. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative to cash flow as a source of liquidity. Since it is not an accounting chart item, companies may make adjustments, so the definition of EBITDA may not be comparable to that adopted by other companies.
(b)	Enterprise value calculated based on the price of preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c)	Sum of Pay TV, Digital Video, Broadband and Voice services.
(d)	Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average connected households.

__________________________________________________
1 BIGTV’s figures are included in the 2Q09 financial and operating information, but not in the 2Q08 financial and operating information.

2Q09 Earnings Release
July 22, 2009

EXECUTIVE SUMMARY

The results, consistent with the strategy of accelerated growth in the quarter, show that the Company has been able to overcome the challenges posed by the financial crisis, which has had little impact on the company’s performance. The low penetration of Net’s services in Brazilian households indicates the growth opportunity to be explored. And to sustain this growth, the company has invested, among other things, in network stability to improve the quality of the services provided. As a result of the continuous investments and network improvement, the service downtime rate, fell by an average of 32% in comparison with last year.

The Pay TV base closed the quarter with 3,480,000 clients, 28% up on the 2,709,000 in 2Q08. The Broadband base totaled 2,605,000 clients in 2Q09, 45% up on the 1,798,000 in 2Q08. The number of Fixed Line subscribers rose 105% over 2Q08, to 2,286,000 clients.

Net Revenue was R$ 1,101.1 million, a 24% increase over the R$ 891.1 million recorded in 2Q08. To a lesser extent, the consolidation of BIGTV also had a positive impact on revenue growth.

In 2Q09, Operating Costs stood at R$ 556.4 million, 33% higher than the R$ 418.9 million in 2Q08. As a percentage of net revenue, these costs climbed up from 47.0 % to 50.5% . The items that most contributed to the increase in costs were the increased bandwidth capacity contracted to serve broadband subscribers on account of the growth in the client base, growing usage of the bandwidth capacity by existing clients and increased subscriptions to higher-speed internet packages; the customer service center, which has been functioning according to more rigorous regulations since December 2008; and the programming costs due to the growth of the Pay TV base. In addition to these factors, there was an increase in Payroll and Benefits costs due to the increase in the number of employees and the collective bargaining agreement in July 2008.

Selling, General and Administrative Expenses totaled R$ 246.0 million in 2Q09, 6% up on the R$ 233.0 million in 2Q08, but falling as a percentage of net revenue, from 26.1% to 22.3% . Selling expenses increased by 28%, due to the growth in the number of sales staff and the higher commissions on sales on account of the increase in sales volume. As a percentage of net revenue, selling expenses rose from 10.3 % in 2Q08 to 10.7% in 2Q09. General and Administrative Expenses decreased by 4% in the quarter as the systems and support areas could support the company’s growth in a productive and efficient manner. As a percentage of net income, G&A expenses decreased from 14.5% to 11.2% .

EBITDA before Selling Expenses came to R$ 404.4 million in 2Q09, 25% higher than the R$ 323.3 million recorded in 2Q08. EBITDA Margin before Selling Expenses came to 37% in 2Q09, slightly higher than the 36% in 2Q08. EBITDA totaled R$ 286.8 million, 24% up on the R$ 231.8 million in 2Q08.

In 2Q09, Capex totaled R$ 250.5 million, 28% up year-on-year, mainly due to the acquisition of more node breaking equipment and the Real’s depreciation over the last twelve months, which increased the cost of imported equipment. Of the total investments, the variable portion corresponded to R$ 187.3 million, or 75%, and was mainly spent on acquiring equipment as well as on residential installations and node breakings. Maintenance and discretionary project Capex, which represented 25% of total investments, was mainly spent on improving the general infrastructure.

ESC 90

  After obtaining authorization from ANATEL, the Brazilian telecommunications regulatory authority, on June 30, the Company acquired 100% interest in the companies operating in the Pay TV and Broadband Internet access segments.

  ESC 90 operates in two cities in the state of Espírito Santo: Vitória and Vila Velha.

  On June 30, 2009, ESC 90 had a Pay TV subscriber base of 30,000 and a broadband subscriber base of 25,000.

  ESC 90’s cash and equivalents totaled R$ 0.8 million on June 30, 2009 and it did not have any financial debt on that date.

2Q09 Earnings Release
July 22, 2009

OPERATING PERFORMANCE

  The Company closed the quarter with 9,323,000 Revenue Generating Units (“RGUs”), a 47% increase year-on-year. This results from the growth of the client base of all the services offered by the company, especially telephone services. RGUs comprise the sum of pay TV, broadband, voice and digital video services.

  Pay TV net additions totaled 133,000 new clients in the quarter. The subscriber base closed the quarter with 3,480,000 clients, a 28% increase over the 2,709,000 in 2Q08, thanks to the 24% organic growth and the 112,000 clients from the consolidation of BIGTV. The Digital Video base reached 952,000 clients, 30% up on 2Q08, representing a 27% penetration over the total pay TV base. The churn rate in the last 12 months was 15.5%, practically stable in comparison with the 15.4% in 2Q08.

  In order to make the HD services popular, the Company launched NET Digital HD in June, complementing the high definition offering, which includes NET Digital HD Max, the first of its kind in Brazil. NET Digital HD includes a new decoder, which has an internal cable modem which, in addition to digital audio and a high definition image, allows advanced interactive applications and the possibility of additional services in the future.

  Broadband net additions totaled 153,000 in 2Q09. The subscriber base totaled 2,605,000, a 45% increase over the 1,798,000 subscribers in 2Q08, thanks to the 41% organic growth and the 68,000 BIGTV subscribers. Accordingly, bidirectional household penetration reached 33% and, pay TV penetration, 75%. Last-12-month churn rate rose from 17.9% in 2Q08 to 20.0% in 2Q09.

  Fixed Telephony net additions totaled 228,000 in the quarter. The number of Lines in Service closed the quarter at 2,286,000, a 105% year-on-year increase.

  In the quarter, ARPU reached R$132.54, a 1.7% decrease, versus R$134.87 in the 2Q08, due to the growth in the NET Fone.com subscriber base and the dilutive effect of the BIGTV ARPU, which was R$ 95.98 in 2Q09. Excluding the effect of BIGTV, ARPU would have come to R$ 133.92, a slight year-on- year decrease of 0.7%. BIGTV’s reduced ARPU represents an opportunity for “NET” brand to be launched where BIGTV operated previously, adding new products to the current portfolio.

ANALYSIS OF CONSOLIDATED FINANCIAL RESULTS

1
Gross Revenue[1] was R$ 1,463.4 million in the quarter, 26% up on the R$ 1,164.1 million in 2Q08, chiefly due to higher subscription revenue as a result of the increase in home connections and the sale of more products per client. BIGTV’s gross revenue in 2Q09 totaled R$37.8 million.

1.1    Subscription Revenue[2] was 25% higher in the quarter, increasing from R$ 1,032.4 million in 2Q08 to R$ 1,286.6 million in 2Q09, driven by the growth of the RGUs, the annual price increase on clients’ agreements based on the IGP-M inflation index and the consolidation of BIGTV. BIGTV’s subscription revenue totaled R$ 35.9 million in 2Q09. As a percentage of gross revenue, subscription revenue was 87.9% in 2Q09.

1.2    Hook-up Revenue[3] rose 31%, from R$ 16.8 million in 2Q08 to R$ 22.0 million in 2Q09. This increase was mainly due to the increase in subscriber additions and by the growth in subscription to products such as NET Digital HD Max, NET Seleção de Filmes and NET Fone.com.

1.3    Pay-per-view Revenue, “PPV”[4] , grew 28% on comparative basis, from R$ 16.1 million in 2Q08 to R$ 20.6 million in 2Q09, The booking of PPV suppliers’ costs was changed in June 2008 and most are now on shared-revenue basis, net of costs. Said growth was mainly due to the 26% increase in the Sócio Premiere client base, the flagship PPV product.

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1 In US GAAP, Gross Revenue increased by 0.5%, from de US$ 703.7 million in 2Q08 to US$ 706.9 million in 2Q09.
2 In US GAAP, Subscription Revenue fell by 0.3%, from US$ 624.0 million in 2Q08 to US$ 622.1 million in 2Q09.
3 In US GAAP, Hook-up Revenue fell by 1%, from de US$ 10.7 million in 2Q08 to US$ 10.6 million in 2Q09.
4 In US GAAP, PPV Revenue fell by 20%, from US$ 12.5 million in 2Q08 to US$ 10.0 million in 2Q09.

2Q09 Earnings Release
July 22, 2009

1.4 Other Revenues[6] rose from R$ 94.1 million in 2Q08 to R$ 134.2 million in 2Q09, representing a 43% increase, mainly due to the growth in revenue from voice services, Embratel PME and Vivax Telecom.

2
Sales deductions[7] , including revenue taxes, stood at R$ 362.3 million in the quarter, 33% more than the R$ 272.9 million in 2Q08, due to the growth in revenues in general. As a percentage of gross revenue, Sales Deductions rose from 23.4% in 2Q08 to 24.8% in 2Q09, due to the increase in broadband revenue, which has higher ICMS tax rates.

3	As a result of the above factors, Net Revenue[8] ended the quarter at R$ 1,101.1 million, 24% higher than the R$ 891.1 million in 2Q08.

4
Operating Costs[9] totaled R$ 556.4 million in the quarter, 33% higher than the R$ 418.9 million in 2Q08. As a percentage of net revenue, they moved up from 47.0% in 2Q08 to 50.5% in 2Q09. The main variations are due to the items below:

4.1    Programming and Royalties[10] costs climbed 22% from R$ 205.9 million in 2Q08 to R$ 251.5 million in 2Q09, chiefly due to the subscriber base growth and the annual contractual adjustment of prices by certain channels based on the IGP-M index. As a percentage of net revenue, Programming and Royalties costs declined from 23.1% in 2Q08 to 22.8% in 2Q09 due to the greater diversification of revenue sources. It is worth mentioning that the contracts with channels, including international providers, are denominated in Brazilian Reais.

4.2    Network Maintenance and Subscriber Costs[11] in 2Q09 were R$ 48.0 million, versus R$ 38.5 million in 2Q08, a 25% increase, driven by the increased spending on posts rentals, both due to the increased number of posts rented and the contractual rent adjustment, increased network power consumption and the higher number of bidirectional homes, pushing up network maintenance spending. As a percentage of net revenue, these costs increased from 4.3% in 2Q08 to 4.4% in 2Q09.

4.3    Loyalty Marketing[12] costs increased by 5%, from R$ 3.9 million in 2Q08 to R$ 4.1 million in 2Q09, due to the increase in printed program schedules caused by the growth in the subscriber base. As a percentage of net income, loyalty marketing costs remained stable at 0.4% year-on-year.

4.4    Payroll and Benefits[13] increased 38%, from R$ 56.2 million in 2Q08 to R$ 77.3 million in 2Q09, mainly due to the 38% increase in number of employees and the collective bargaining agreement in July 2008. As a percentage of net revenue, these expenses moved up from 6.3% in 2Q08 to 7.0% in 2Q09.

4.5    Internet Access, Call Center and Other Costs[14] were R$ 175.5 million, a 54% increase over the R$ 114.3 million in 2Q08, mainly due to the higher spending on bandwidth consumption resulting from the growth in the broadband client base and increased subscriptions to higher-speed packages. The increase in call center expenses as a result of the new regulations and the growth of the NET Combo subscriber base, which involves more complex customer service, also drove up costs. As a percentage of net revenue, these expenses rose from 12.8% in 2Q08 to 15.9% in 2Q09.

5	Selling, General and Administrative Expenses[15] (SG&A) totaled R$ 246.0 million in the quarter, a 6% increase over the R$ 233.0 million in 2Q08, the reasons being the following:

5.1    Selling Expenses[16] were R$ 117.5 million in the quarter, a 28% increase over the R$ 91.5 million in 2Q08, due to the increase in the number of sales staff and in sales commissions on account of higher sales volumes. As a percentage of net revenue, selling expenses rose from 10.3% in 2Q08 to 10.7% in 2Q09.

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6 In US GAAP, Other Revenues increased by 14%, from US$ 56.5 million in 2Q08 to US$ 64.2 million in 2Q09.
7 In US GAAP, Sales Deductions increased 6%, from US$ 165.0 million in 2Q08 to US$ 175.3 million in 2Q09.
8 In US GAAP, Net Revenue fell by 1%, from US$ 538.7 million in 2Q08 to US$ 531.6 million in 2Q09.
9 In US GAAP, Operating Costs increased 6%, from US$ 253.8 million 2Q08 to US$ 269.5 million in 2Q09.
10 In US GAAP, Programming and Royalties fell by 2%, from US$ 124.3 million in 2Q08 to US$ 121.6 million in 2Q09.
11 In US GAAP, Network Maintenance and Subscriber Costs increased 6%, from US$ 19.2 million in 2Q08 to US$ 20.3 million no 2Q09.
12 In US GAAP, Loyalty Marketing costs decreased by 16%, from US$ 2.4 million in 2Q08 to US$ 2.0 million in 2Q09.
13 In US GAAP, Payroll and Benefits increased 10%, from US$ 34.0 million in 2Q08 to US$ 37.4 million in 2Q09.
14 In US GAAP, Other Operating Expenses increased by 19%, from de US$ 73.9 million in 2Q08 to US$ 88.3 million in 2Q09.
15 In US GAAP, SG&A Expenses fell by 16%, from US$ 140.4 million in 2Q08 to US$ 118.0 million in 2Q09.
16 In US GAAP, Selling Expenses rose by 3%, from US$ 55.4 million in 2Q08 to US$56.8 in 2Q09.

  2Q09 Earnings Release
July 22, 2009

5.2 General and Administrative Expenses[17] decreased by 4%, from R$ 128.8 million in 2Q08 to R$ 123.4 million in 2Q09, as the systems and support areas could support the company’s growth in a productive and efficient manner. As a percentage of net revenue, G&A expenses decreased from 14.5% to 11.2%.

5.3 Other Administrative Expenses[18] were R$ 5.1 million in 2Q09, versus R$ 12.7 million in 2Q08, chiefly due to the gains from the favorable court-of-last-resort verdict in relation to the tax claim for IPI (federal VAT) on imports.

6	Bad Debt Expenses[19] were R$ 11.9 million in 2Q09, equivalent to 0.8% of net revenue, a very low percentage. The low bad debt level shows that the credit portfolio continues healthy despite the current economic scenario and the product offering targeted at lower-income clients.

7	EBITDA[20] (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 286.8 million in the quarter, 24% higher than the R$ 231.8 million in 4Q07, with EBITDA margin being 26%. EBITDA before Selling Expenses totaled R$ 404.4 million in 2Q09, up 25% on the R$ 323.3 million in 2Q08. EBITDA margin before Selling Expenses was 37%, versus 36% in 2Q08.

8	Depreciation and Amortization[21] expenses in 2Q09 totaled R$ 134.7 million, a 10% decline from the R$ 149.6 million in 2Q08. Pursuant to Law 11,638/07, residential installation expenses, which used to be amortized, are now depreciated, thereby increasing depreciation by 34%. On the other hand, pursuant to the same law, amortization fell by 83% due to the reclassification of residential installation costs as depreciation and the end of amortization of goodwill from future profitability of the subsidiaries.

9	EBIT[22] (Earnings Before Interest and Taxes) closed the quarter at R$ 152.1 million, an 85% increase over the R$ 82.3 million in 2Q08.

NET FINANCIAL RESULT

(R$ thousand)	2Q09	1Q09	2Q08

Net Financial Result	25,572	(32,342)	(8,797)
Monetary Indexation, net	916	(643)	(1,204)
Gain (loss) on exchange rate, net	132,205	5,989	25,793
Financial expenses	(127,179)	(61,773)	(53,600)
Financial income	19,629	24,084	20,214

Result from the sale of property and equipment	0	0	(2,812)
Other (non operating)	0	0	290

1	Net Financial Result was positive at R$ 25.6 million in 2Q09, versus an expense of R$ 8.8 million in 2Q08. This result is due to the following factors:

1.1 Net Monetary Indexation[23] was a positive R$ 0.9 million in the quarter, versus a negative R$ 1.2 million in 2Q08, mainly due to the result of the monetary restatement of the provision for legal contingencies.

__________________________________________________
17 In US GAAP, General and Administrative Expenses fell by 24%, from US$ 77.6 million in 2Q08 to US$ 59.4 million in 2Q09.
18 In US GAAP, Other Administrative Expenses/ Revenue decreased 76%, from US$ 7.4 million in 2Q08 to US$ 1.8 million in 2Q09.
19 In US GAAP, Bad Debt expenses rose by 28%, from US$ 4.4 million in 2Q08 to US$ 5.7 million in 2Q09.
20 In US GAAP, EBITDA decreased 1%, from US$ 140.1 million in 2Q08 to US$ 138.5 million in 2Q09.
21 In US GAAP, Depreciation and Amortization decreased by 3%, from US$ 74.0 million in 2Q08 to US$ 71.6 million in 2Q09.
22 In US GAAP, EBIT rose by 2%, from US$ 64.5 million in 2Q08 to US$ 65.6 million in 2Q09.
23 In US GAAP, Net Monetary Indexation went from negative amount of US$ 0.8 thousand in 2Q08 to a positive amount of US$ 0.5 thousand in 2Q09.

2Q09 Earnings Release
July 22, 2009

1.2 Net Foreign Exchange Variation24 was a gain of R$ 132.2 million in 2Q09, versus R$ 25.8 million in 2Q08. This increase is due to the financial gains on US dollar loans, especially those from Banco Inbursa raised in June 2008.

1.3 Financial Expenses25 were R$ 127.2 million, 137% more than the R$ 53.6 million in 2Q08, due to hedge operations to protect the interest on perpetual bonds and the Banco Inbursa loan, as well as equipment imports. In addition, there was the increase in interest expenses mainly resulting from the higher dollar rate on the foreign-currency loan.

1.4 Financial Income26 decreased 3% to R$ 19.6 million, versus R$ 20.2 million in 2Q08 due to the reduction in the average CDI, the index used to calculate interest on investments, in the period.

INCOME TAX AND NET INCOME

(R$ thousand)	2Q09	1Q09	2Q08
Income Tax and Social Contribution	(47,881)	(35,931)	(42,803)
Current	(40,311)	(26,321)	(26,708)
Deferred	(7,570)	(9,610)	(16,095)
Constitution of Tax Loss Carryforward and and Temporary Difference	(5,977)	(8,017)	(207)
Goodwill Amortization	(1,593)	(1,593)	(15,888)

1	Income Tax and Social Contribution[27] (current and deferred) in 2Q09 was R$ 47.9 million, versus R$ 42.8 million in 2Q08, due to the following reasons:

1.1 Current Income Tax and Social Contribution Tax totaled R$ 40.3 million, against R$ 26.7 million in 2Q08, a 51% increase, due to the growth in the operating income of the subsidiaries in the period. Note that according to Brazilian tax law, income tax should be calculated and paid by each of the operating subsidiaries, which causes a distortion in the tax calculation when it is done directly on consolidated results. Due to tax benefits on accrued losses, considering the current tax on taxable income, the effective average rate was 27% in 2Q09, versus a statutory tax rate of 34%.

1.2 Deferred Income Tax and Social Contribution Tax totaled R$ 7.6 million in 2Q09, against R$ 16.1 million 2Q08. This drop was due to the end of Globotel’s goodwill amortization at the end of 2008.

2	The Company closed the quarter with Net Income[28] of R$ 129.8 million, versus R$ 28.2 million in 2Q08, driven mainly by the foreign exchange gains on the US dollar debt.

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24 In US GAAP, Net Foreign Exchange Gain rose by 303%, from US$ 15.5 million in 2Q08 to US$ 62.5 million in 2Q09.
25 In US GAAP, Financial Expenses increased by 83%, from US$ 32.3 million in 2Q08 to US$ 59.0 million in 2Q09.
26 In US GAAP, Financial Income fell by 39%, from US$ 12.2 million in 2Q08 to US$ 7.5 million in 2Q09.
27 In US GAAP, Income Tax and Social Contribution went from US$ 31.8 million in 2Q08 to US$ 24.9 million in 2Q09.
28 In US GAAP, Net Income increased by 90,5%, from US$ 27.4 million in 2Q08 to US$ 52.2 million in 2Q09.

2Q09 Earnings Release
July 22, 2009

LIQUIDITY, CAPITALIZATION AND DEBT

R$ Thousand	2Q09	1Q09	2Q08

Short Term Debt	68,227	99,332	35,644

Interests	16,448	54,846	8,748
Finame	51,779	44,486	26,896

Long Term Debt	1,589,089	1,700,920	1,396,439

Debentures 6th issuance	578,009	577,865	577,410
Perpetual Notes	292,740	347,280	234,574
Finame	161,031	145,807	96,075
CCB	170,000	170,000	170,000
Inbursa	387,309	459,968	318,380

Total Debt	1,657,316	1,800,252	1,432,082

Cash and Cash Equivalents	536,991	638,461	966,977

Net Debt	1,120,325	1,161,791	465,105

% of Total Debt Short Term	4%	6%	2%
% of Total Debt Long Term	96%	94%	98%
US dollar-denominated debt	693,029	833,109	560,310
% of Total Debt	41.8%	46.3%	39.1%
Brazilian real-denominated debt	964,287	967,143	871,772
% of Total Debt	58.2%	53.7%	60.9%

  Gross Debt, which includes the principal and interest, closed the quarter at R$ 1,657.3 million, a 16% increase over 2Q08, due to the net debt of R$ 65 million raised through Finame in the past 12 months.
  The Brazilian Real’s depreciation against the US Dollar also increased the debt amount. Short-term debt accounts for only 4% of the total debt, showing that short-term refinancing risk is almost zero and that the Company can allocate most of its cash flow to investments needed to execute its accelerate growth strategy.

  Cash, Cash Equivalents and Short-Term Investments decreased by 44% from R$ 967.0 million in 2Q08 to R$ 537.0 million in 2Q9, due to the acquisitions of ESC 90 on June 30, 2009 and BIGTV in December 2008. Excluding these effects, cash and cash equivalents would have increased by 4.3%, showing the solid and continuous cash generation from the operations.

  Net Debt29 in 2Q09 totaled R$ 1,120.3 million, against R$ 465.1 million in 2Q08, a 141% increase. Loans to finance BIGTV acquisition drove up the Net Debt / EBITDA ratio from 0.53x in 2Q08 to 1.02x in 2Q09, considered acceptable by the Company.

  The following table shows the evolution of the Company’s key financial indicators:

__________________________________________________
29 In US GAAP, Net Debt, which does not include the interest booked in the period, went from US$ 568.2 milion in 2Q08 to US$ 290.9 million in 2Q09.

2Q09 Earnings Release
July 22, 2009

Financial Ratios	2Q09	1Q09	2Q08
EBITDA / Interest Expenses	5.73	5.00	6.09
Current Ratio	1.13	1.31	2.08
Net Debt / EBITDA	1.02	1.12	0.53
Total Debt / EBITDA	1.51	1.73	1.63
Net Debt/ Enterprise Value	0.15	0.17	0.06

EBITDA / Active Subscribers	R$ 315	R$ 311	R$ 324
Net Revenues/Active Subscribers	R$ 1,194	R$ 1,178	R$ 1,206

CAPEX

The Company continues to allocate investments (Capex) towards acquiring subscribers, payment for installation personnel as well as for equipment and the necessary adjustments to the infrastructure to sustain subscriber growth.

In 2Q09, Capex stood at R$ 250.5 million, 75% of which variable, mainly allocated to the acquisition of equipment and residential installation expenses and node breakings to support the growth of the subscriber base. Maintenance and discretionary project Capex represented 25% of total investments and was mainly spent on infrastructure improvements.

CAPITAL MARKETS

Net’s shares continued to present healthy liquidity on both the Bovespa and the NASDAQ. In 2Q09, average daily trading volume on the Bovespa was R$ 23 million, a 33% drop from the R$ 35 million in 2Q08. Average daily trading volume on the NASDAQ decreased from US$ 778 million in 2Q08 to US$ 675 million in 2Q09.

In 2Q09, the NETC4 share rose 12% to R$19.00. On the NASDAQ, our ADR (NETC) closed the quarter at US$ 9.79. As a result, the company’s market capitalization totaled R$ 6.5 billion at the end of 2Q09.

The Company is in compliance with Law 11,638/07 and Executive Decree 449/08 that marked the beginning of the convergence of BR GAAP with international accounting practices (IFRS). The Company also continues to prepare for the full adoption of IFRS by investing in staff training, analyzing the changes required and studying the applicable pronouncements on the preparation of the financial statements in line with the new directives.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

Average exchange rate in 2Q09 was R$ 2.0741 against R$ 1.6555 in 2Q08, a 25% decline of the Real. While converting the results and the balance sheet from BR GAAP to US GAAP, the U.S. accounting regulations are reflected according to the FASB (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the following differences.

2Q09 Earnings Release
July 22, 2009

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	2Q09

EBITDA em BR GAAP (R$ million)	286.8

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	0.2
Subscribers sign-in costs	(1.4)
Programming costs	0.5
Advanced expenses	0.2
Other	3.0

EBITDA in US GAAP (R$ million)	289.3

Difference in EBITDA (US GAAP - LS GAAP)	2.5
EBITDA in US GAAP (US$ million)	138.5

Net Income in BR GAAP (R$ million)	129.8

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	2.5
Depreciation and Amortization	(14.5)
Income tax and social contribuition	(3.1)
Equity Accounting	0.3
Other	(4.0)

Net Income in US GAAP (R$ million)	111.0

Difference in Net Income (US GAAP - BZ GAAP)	(18.8)
Net income in US GAAP (US$ million)	52.2
Sum may not mach due to rounding

• In US GAAP, Hook-up Revenue is deferred in accordance with SFAS 51 “Financial Reporting by Cable Television Companies” by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was negative in 2Q09 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 0.2 million was recognized as the deferred hook-up revenue in this quarter, which is the reason for the higher revenue in US GAAP in comparison to BR GAAP in the quarter.

• In US GAAP, the difference in costs resulting from the migration of outsourced Call Center systems was recognized in the 2007 results, whereas under BR GAAP these costs were deferred and are being amortized over 36 months. In 2Q09, revenue totaled R$ 0.2 million.

• In US GAAP, Client Installation Costs are deferred in accordance with SFAS 51 and include installation materials, payroll and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP, this item was R$ 1.4 million lower than in the BR GAAP this quarter.

• Previous negotiations of program contracts from December 2003 generated discounts conditioned on the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and are being booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.5 million lower than in BR GAAP in 2Q09.

• As a result of the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 2.5 million higher than in BR GAAP, totaling R$ 289.3 million (US$ 138.5 million) in 2Q09.

• Under US GAAP, goodwill from the acquisition of companies is not amortized and, in accordance with SFAS 142 “Goodwill and Intangible Assets”, is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, said goodwill was no longer amortized as of December 2008, pursuant to Law 11638 and is also subject to annual tests. Under US GAAP, it includes the amortization of the intangible assets booked at the acquisition of Vivax, Net Jundiaí and Net Criciúma. As a result, Depreciation and Amortization Expenses in US GAAP were R$ 14.5 million higher in 4Q08.

2Q09 Earnings Release
July 22, 2009

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this expense was R$ 3.1 million higher in US GAAP.

• Considering all these differences in accounting procedures, Net Income in US GAAP came to R$ 111.0 million (US$ 52.2 million) in 2Q09, against R$ 129.8 million under BR GAAP.

2Q09 Earnings Release
July 22, 2009

UPCOMING EVENTS

1. Conference Call – 2Q09 Earnings Results

Date: July 22, 2009
BR GAAP (in Portuguese):
10:00 a.m. (Brasília time)	Phone number: (11) 4688-6361
Code: NET
Replay until July 28, 2009: (11) 4688-6312
Code: 795
Live webcast at: http://ir.netservicos.com.br

BR GAAP (in English):
12:00 p.m. (Brasília time)	Phone number: +1 (412) 858-4600
Code: Net Serviços de Comunicação
Replay until July 30, 2009: +1 (412) 317-0088
Replay code: 431697#

Live webcast at: http://ir.netservicos.com.br

2. Public Meetings

São Paulo – APIMEC	Rio de Janeiro - APIMEC
Venue – Gran Hyatt São Paulo	Venue – Sofitel Rio de Janeiro Copacabana
Av. Nações Unidas, 13.301	Av. Atlântica, 4240 – Nível E - Copacabana
Date: July 29, 2009	Date: July 30, 2009
Horário: 8:30 am (Brasília time)	Horário: 08:30 am (Brasília time)

3. Scheduled Dates for Upcoming Results

(3Q09) Æ October 20, 2009

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, are subject to change without prior notice. FINANCIAL STATEMENTS IN BR GAAP – Pro Forma (Unaudited) FINANCIAL STATEMENTS IN US GAAP – Pro Forma (Unaudited)

2Q09 Earnings Release
July 22, 2009

FINANCIAL STATEMENTS IN BR GAAP (Unaudited)

Net Serviços de Comunicação S.A.
Income Statemet
Brazilian Corporate Law - (R$ thousands)	2Q09	1Q08	2Q08

Revenues
Subscription revenue	1,286,553	1,239,484	1,032,437
Hook-up revenue	21,977	28,981	16,843
Other Revenues	154,868	148,691	114,788
Pay-per-view ("PPV") revenue	20,636	21,237	20,709
Other revenue	134,232	127,454	94,079
Gross Revenues	1,463,398	1,417,155	1,164,068
Sales deductions	(362,257)	(334,942)	(272,936)
Net Revenue	1,101,141	1,082,213	891,132

Operating costs	(556,446)	(515,911)	(418,854)
Programming & Royalties	(251,511)	(245,852)	(205,886)
Network Maintenance and Subscriber costs	(48,028)	(44,800)	(38,514)
Loyaty Marketing Costs	(4,143)	(3,495)	(3,935)
Payroll and Benefits	(77,289)	(62,293)	(56,204)
Internet Access, Call Center and Others	(175,475)	(159,471)	(114,316)

Selling, General and Adminstrative Expenses	(246,013)	(265,755)	(232,979)
Selling Expenses	(117,527)	(105,697)	(91,471)
General and Adminstrative Expenses	(123,383)	(134,237)	(128,841)
Other Administrative Expenses	(5,103)	(25,821)	(12,667)

Bad Debt Expenses	(11,860)	(16,937)	(7,463)
EBITDA	286,822	283,609	231,836
EBITDA margin	26%	26%	26%

Depreciation and Amortization	(134,715)	(133,790)	(149,556)
Depreciation	(125,484)	(120,045)	(94,010)
Amortization	(9,231)	(13,745)	(55,546)

EBIT	152,107	149,819	82,280
EBIT margin	14%	14%	9%

Net Monetary Indexation	916	(643)	(1,204)
Net Foreign Exchange Variation	132,205	5,989	25,793
Financial Expenses	(127,179)	(61,773)	(53,600)
interest, charges, arrears and fine	(42,536)	(48,463)	(32,397)
interest financial expenses others (suppliers and taxes)	(7,539)	(8,210)	(5,653)
other financial expenses	(77,104)	(5,100)	(15,550)
Financial Income	19,629	24,084	20,214
Loss on sale of fixed assets	0	0	(2,812)
Other (non-operating)	0	0	290

Income/(loss) bef. Investees, min.ints.	177,678	117,477	70,962
Current income Tax and Social Contribution tax	(40,311)	(26,321)	(26,708)
Deferred Income Tax and Social Contribution tax	(7,570)	(9,610)	(16,095)

Net Income (loss)	129,797	81,546	28,157

2Q09 Earnings Release
July 22, 2009

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q09%		1Q08%		2Q08%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	536,991	8.7%	638,461	10.6%	966,977	17.5%
Account receivable from subscriber - net	185,855	3.0%	172,603	2.9%	151,751	2.7%
Other receivables	29,486	0.5%	44,637	0.7%	73,433	1.3%
Income tax recoverable	98,002	1.6%	55,361	0.9%	56,884	1.0%
Deferred income tax	51,131	0.8%	42,604	0.7%	64,536	1.2%
Prepaid expenses	29,262	0.5%	26,686	0.4%	22,838	0.4%
Inventories	53,909	0.9%	57,739	1.0%	59,002	1.1%
Total Current Assets	984,634	16.0%	1,038,091	17.3%	1,395,422	25.2%
Investments	2,498	0.0%	2,711	0.0%	5,226	0.1%
Net Property & Diferred	4,776,079	77.6%	4,550,142	75.8%	3,733,094	67.4%
Other Assets	388,869	6.3%	413,054	6.9%	406,044	7.3%
Judicial Deposits	20,917	16.0%	23,627	0.4%	20,963	0.4%
Diferred taxes recoverable	363,487	5.9%	384,668	6.4%	381,071	6.9%
Other receivables	4,464	0.1%	4,759	0.1%	4,010	0.1%
Total Long-term Assets	5,167,446	84.0%	4,965,907	82.7%	4,144,364	74.8%
Total Assets	6,152,080	100.0%	6,003,998	100.0%	5,539,786	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	362,320	5.9%	374,452	6.2%	302,971	5.5%
Provision for payables	86,438	1.4%	30,267	0.5%	11,174	0.2%
Income tax payable	67,911	1.1%	27,227	0.5%	39,473	0.7%
Short-term debt	64,329	1.0%	75,406	1.3%	30,672	0.6%
Debentures	3,898	0.1%	23,926	0.4%	4,972	0.1%
Payroll accruals	14,768	0.2%	14,712	0.2%	11,658	0.2%
Other payable accounts	273,678	4.4%	244,204	4.1%	270,578	4.9%
Tax accruals	104,266	1.7%	105,354	1.8%	80,722	1.5%
Payroll provision	113,220	1.8%	88,787	1.5%	104,461	1.9%
Other debts	56,192	0.9%	50,062	0.8%	85,395	1.5%
Total Curret Liabilities	873,342	119.9%	790,194	13.2%	671,498	12.1%

Long-term debt	1,011,080	16.4%	1,123,055	18.7%	819,029	14.8%
Debentures	578,009	9.4%	577,865	9.6%	577,410	10.4%
Payroll and Benefits	30,822	0.5%	22,925	0.4%	11,825	0.2%
Taxes and contributions payable	6,374	0.1%	5,263	0.1%	4,401	0.1%
Provision for contingencies	689,144	11.2%	656,307	10.9%	597,472	10.8%
Future periods results	105,895	1.7%	100,523	1.7%	59,848	1.1%
Others Debts	2,674	0.0%	2,924	0.0%	0	0.0%
Total Long Term Liabilities	2,423,998	39.4%	2,488,861	41.5%	2,069,985	37.4%

Total Liabilities	3,297,340	53.6%	3,279,055	54.6%	2,741,483	49.5%

Capital Stock	5,599,320	91.0%	5,599,320	93.3%	5,540,346	100.0%
Goodwill reserves	153,168	2.5%	153,168	2.6%	212,142	3.8%
Accumulated Losses	(2,897,748)	-47.1%	(3,027,545)	-50.4%	(2,954,185)	-53.3%
Shareholders' Equity	2,854,740	46.4%	2,724,943	45.4%	2,798,303	50.5%

Liabilities and Stockholders´ Equity	6,152,080	194.5%	6,003,998	100.0%	5,539,786	100.0%

2Q09 Earnings Release
July 22, 2009

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	2Q09	1Q09	2Q08
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	638,461	736,880	602,040

Results of the period	129,797	81,546	28,157

Non-cash items	145,957	206,030	192,301
Exchange losses, monetary indexation and interest expenses, net	(121,400)	946	(17,507)
Depreciation and Amortization	134,904	132,458	149,556
Diferred income taxes	7,570	9,610	16,096
Estimated liability for tax, labor and civil claims and assesssments	12,643	11,825	(2,720)
Interest on loans, net	41,665	47,555	32,279
Gain (loss) on Hedge	69,503	(4,814)	12,467
Result on sale of assets, net	1,072	8,450	2,130

Decrease (Increase) in assets	(22,953)	34,052	(49,888)
Trade accounts receivable	(7,414)	(6,498)	(8,527)
Recoverable income taxes	(36,491)	54,818	(14,145)
Prepaid expenses	(2,550)	(2,278)	(4,827)
Inventories and others assets	4,061	4,018	3,487
Other Assets	19,441	(16,008)	(25,876)
Increase (decrease) in liabilities	47,396	(205,904)	100,792
Accounts payables to supliers and programmers	(13,743)	(72,318)	2,725
Income taxes payable	38,072	(60,234)	30,019
Payroll and related charges	31,277	(51,199)	32,288
Sales taxes, accrued expenses and other liabilities	(8,210)	(22,153)	35,759
Increase (decrease) in workine capital	24,443	(171,852)	50,904

Cash flow from investing activities	(343,890)	(213,900)	(195,497)
Acquisitions of investments	(94,624)	-	-
Acquisition of property and equipment	(250,481)	(214,202)	(195,035)
Proceeds from the sale of equipment	431	302	(462)
Cash and cash equivalents from acquisitions	784	-	-
Cash flow from financing activities	(57,777)	(243)	(30,447)
Issuances	31,677	20,623	23,759
Repayments	(89,454)	(20,866)	(54,206)
Related parties transactions	-	-	319,520

Change in cash and cash equivalents	(101,470)	(98,419)	364,937

Cash and cash equivalents, end of the period	536,991	638,461	966,977

2Q09 Earnings Release
July 22, 2009

FINANCIAL STATEMENTS IN US GAAP (Unaudited)

Net Serviços de Comunicação S.A.
Income Statement	2Q09	1Q09	2Q08
US GAAP (US$ thousand) - non-audited

Revenues
Subscription revenue	622,149	535,346	624,043
Hook-up revenue	10,580	12,110	10,737
Gross sign-on and hookup fee revenue	10,506	12,487	10,190
Deferred sign-on and hookup fee revenue,net	74	(377)	547
Other Revenues	74,182	63,784	68,957
Pay-per-view ("PPV") revenue	9,969	9,172	12,450
Others	64,213	54,612	56,507
Gross Revenues	706,911	611,239	703,737
Sales deductions	(175,276)	(144,636)	(165,003)
Net Revenues	531,635	466,603	538,734

Operating costs	(269,539)	(222,724)	(253,777)
Programming & Royalties	(121,551)	(106,128)	(124,316)
Network Maintenance and Subscriber costs	(20,314)	(16,221)	(19,180)
Loyaty Marketing Costs	(1,995)	(1,510)	(2,376)
Payroll and Benefits	(37,390)	(26,847)	(34,014)
Internet Access, Call Center and Others	(88,289)	(72,018)	(73,891)

Selling, General and Administrative Expenses	(117,951)	(115,214)	(140,423)
Selling Expenses	(56,809)	(45,655)	(55,355)
General and Adminstrative Expenses	(59,364)	(57,785)	(77,628)
Other Administrative Expenses	(1,778)	(11,774)	(7,440)

Bad Debt Expenses	(5,670)	(7,315)	(4,446)

EBITDA	138,475	121,349	140,088
EBITDA Margin	26%	26%	26%

Depreciation and Amortization	(71,561)	(61,581)	(73,956)
Depreciation	(48,344)	(52,152)	(66,681)
Amortization	(23,217)	(9,429)	(7,275)
Loss on write-down of equipment, net	(1,287)	21	(1,674)
EBIT	65,627	59,789	64,458
EBIT Margin	12%	13%	12%

Net Monetary Indexation	481	(104)	(833)
Net Foreign Exchange Variation	62,517	2,601	15,501
Financial Expenses	(58,991)	(25,212)	(32,269)
interest,charges, arrears and fine	(20,204)	(20,441)	(20,432)
interest financial expenses others (supliers and taxes)	(34,393)	(837)	(11,098)
other financial expenses	(4,394)	(3,933)	(739)
Financial income	7,505	8,770	12,235
Other (non-operating)	-	-	171

Income/(loss) bef. tax, investees, min. ints.	77,139	45,844	59,263
Current income Tax and Social Contribution tax	(19,520)	(11,388)	(15,436)
Deferred Income Tax and Social Contribution tax	(5,385)	(3,413)	(16,401)

Net Income (Loss)	52,234	31,043	27,426

2Q09 Earnings Release
July 22, 2009

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q09%		1Q09%		2Q08%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	275,154	8.0%	275,769	9.7%	607,436	16.0%
Short term investments	0	0.0%	0	0.0%	0	0.0%
Accounts receivable	207,806	6.1%	172,584	6.1%	244,638	6.4%
Inventories	27,623	0.8%	24,939	0.9%	37,064	1.0%
Other	7,308	0.2%	6,424	0.2%	6,440	0.2%
Income tax recoverable	50,216	1.5%	23,912	0.8%	35,734	0.9%
Deferred income tax	12,984	0.4%	7,118	0.3%	8,706	0.2%
Prepaid expenses	15,691	0.5%	12,385	0.4%	16,017	0.4%
Total current assets	596,782	17.4%	523,131	18.5%	956,035	25.2%

Goodwill on acquisition of subsidiaries	983,846	28.7%	817,785	28.9%	1,046,937	27.6%
Net property and equipment	1,343,128	39.2%	1,065,806	37.7%	1,204,717	31.8%
Other assets	505,772	14.7%	423,046	14.9%	585,755	15.4%
Judicial Deposits	59,651	1.7%	48,281	1.7%	99,619	2.6%
Deferred and recoverable taxes	73,729	2.1%	81,839	2.9%	147,422	3.9%
Intangible assets	367,458	10.7%	288,545	10.2%	328,908	8.7%
Other receivable	4,934	0.1%	4,381	0.2%	9,806	0.3%
Total Long-term assets	2,832,746	82.6%	2,306,637	81.5%	2,837,409	74.8%

Total assets	3,429,528	100.0%	2,829,768	100.0%	3,793,444	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	185,653	5.4%	161,737	5.7%	215,841	5.7%
Income taxes payable	33,969	1.0%	11,062	0.4%	23,781	0.6%
Current portion of long-term debt	26,532	0.8%	19,215	0.7%	16,896	0.4%
Interest payable	9,344	0.3%	24,822	0.9%	7,701	0.2%
Deferred Revenue	104,772	3.1%	85,177	3.0%	109,627	2.9%
Payroll and contributions payable	7,567	0.2%	6,356	0.2%	7,325	0.2%
Other payables and accruals	167,739	4.9%	104,938	3.7%	140,361	3.7%
Tax accruals	53,426	1.6%	45,505	1.6%	50,693	1.3%
Payroll provision	58,014	1.7%	38,350	1.4%	65,620	1.7%
Other debts	56,299	1.6%	21,082	0.7%	24,048	0.6%
Total Current Liabilities	535,576	15.6%	413,306	14.6%	521,532	13.7%

Long-term debt	519,620	15.2%	486,410	17.2%	517,143	13.6%
Debentures	297,192	8.7%	250,518	8.9%	364,344	9.6%
Deferred sign-on, hookup fee and programming benefit	61,425	1.8%	49,189	1.7%	44,465	1.2%
Taxes and payables and accruals	53,561	1.6%	38,715	1.4%	68,791	1.8%
Total long-term liabilities	931,798	27.2%	824,832	29.1%	994,743	26.2%

Provision for contigencies	385,361	11.2%	309,498	10.9%	413,736	10.9%

Capital stock - preffered and common shares	3,386,074	98.7%	3,386,074	119.7%	3,360,986	88.6%
Additional paid-in-capital	13,571	0.4%	13,571	0.5%	37,503	1.0%
Accumulated deficit	(1,698,118)	-49.5%	(1,750,352)	-61.9%	(1,751,559)	-46.2%
Accumulated other comprehensive loss, net	(124,734)	-3.6%	(367,161)	-13.0%	216,503	5.7%
Shareholders' equity	1,576,793	46.0%	1,282,132	45.3%	1,863,433	49.1%

Total Liabilities and Shareholders' Equity	3,429,528	100.0%	2,829,768	100.0%	3,793,444	100.0%

2Q09 Earnings Release
July 22, 2009

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	2Q09	1Q09	2Q08
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	275,769	315,310	341,591

Results of the period	52,234	31,043	27,426

Non-cash items	79,229	94,683	108,689
Exchange losses, monetary indexation and interest expense, net	(4,155)	18,847	16,332
Depreciation and amortization	71,561	61,581	73,956
Deferred income taxes	5,385	3,550	16,403
Estimated liability for tax, labor and civil claims and assessments	5,941	5,106	(1,655)
Deferred sign-on and hook-up fee revenue	71	496	56
Amortization of deferred revenues	(353)	(353)	(891)
Purchase of short investments	-	-	2,814
Write off and disposal of assets, net	779	5,456	1,674

Decrease (Increase) in assets	(14,256)	15,163	(39,999)
Trade accounts receivable	(3,823)	(2,782)	(13,857)
Recoverable income taxes	(17,867)	23,676	(6,611)
Prepaid expenses and other assets	7,434	(5,731)	(19,531)
Increase (decrease) in liabilities	25,949	(90,848)	71,436
Accounts payable to suppliers and programmers	(6,941)	(31,077)	7,434
Income taxes payable	18,972	(26,050)	17,292
Payroll and related charges	14,731	(22,058)	26,492
Sales taxes, accrued expenses and other liabilities	(813)	(11,663)	20,218
Increase (decrease) in working capital	11,693	(75,685)	31,437

Cash flow from investing activities	(167,862)	(92,374)	(118,201)
Advances to related companies	401	-	-
Withdrawals of short-term investments	(48,425)	-	-
Acquistion of property and equipment	(120,058)	(92,505)	(117,939)
Proceeds from the sale of equipment	220	131	(262)

Cash flow from financing activities	(28,180)	(99)	(18,773)
Issuances	15,442	8,905	14,400
Repayments	(43,622)	(9,004)	(33,173)
Effect of exchange rate changes on cash	52,271	2,891	35,267

Change in cash and cash equivalents	(615)	(39,541)	265,845

Cash and cash equivalents, end of the period	275,154	275,769	607,436

2Q09 Earnings Release
July 22, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.